Exhibit 99.58
News Release
THERATECHNOLOGIES ANNOUNCES THE RETIREMENT DATE FOR
THE PRESIDENT AND CEO: MR. YVES ROSCONI
Montréal, Canada — October 14, 2010 —Theratechnologies (TSX: TH) announced today that following a recent meeting of its Board of Directors, it was agreed that Mr. Yves Rosconi will retire from the Company on November 30, 2010 with Mr. John-Michel T. Huss assuming his responsibilities as the new President and Chief Executive Officer on December 1, 2010. Mr. Rosconi will remain available as an advisor to the new President and Chief Executive Officer until the end of the year. Mr. Rosconi has been at the helm of Theratechnologies for the last six years and was responsible for leading the late-stage clinical program for tesamorelin in HIV-associated lipodystrophy as well as the regulatory process towards product approval in the United States. Mr. Rosconi also played an important role in signing a partnership for the exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States.
“While there is never a perfect time for a transition, John and I, along with the Board of Directors, have mutually agreed on this timing and feel that Theratechnologies is well positioned for the future,” noted Mr. Rosconi. “The opportunities and responsibilities of this job have been a tremendous experience for which I will always be grateful. I am proud to have served Theratechnologies and have especially enjoyed working with the Board of Directors, the investment community, Theratechnologies’ external collaborators as well as the internal team,” concluded Mr. Rosconi.
“Yves has been an excellent CEO for Theratechnologies. He was the right leader at the right time and was able to bring focus and discipline to the Company during a time when it was greatly needed. Under his direction, Theratechnologies produced results that culminated into a Company that is well positioned for growth in the future,” commented Mr. Paul Pommier, Chairman of the Board of Directors of Theratechnologies. “On behalf of the Board of Directors, I would like to thank Yves for his dedication and hard work over the past six years and wish him all the best during his retirement,” said Mr. Pommier.
About Theratechnologies
Theratechnologies (TSX:TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration (“FDA”), seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States through an agreement with EMD Serono, Inc. for HIV-associated lipodystrophy. Moreover, Theratechnologies’ growth strategy will also derive from the commercialization of tesamorelin in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to: information regarding the growth of Theratechnologies through the development of tesamorelin and additional clinical programs.
Forward-looking information is based upon a number of assumptions and is subject to a number of
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. The assumptions made include the assumption, among others, that the FDA will approve tesamorelin for commercial sale in the United States, that regulatory agencies in other countries will also approve tesamorelin, and that results from additional clinical programs will be positive. These risks and uncertainties include, but are not limited to: the risk that tesamorelin is not approved by the FDA for commercial sale in the United States and/or by regulatory agencies in geographies other than the Unites States, or the risk that the design of additional clinical programs may not be begun or, if begun, must be suspended.
The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 23, 2010. The AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514-336-7800 x 205
communications@theratech.com

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